

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 13, 2016

Mark R. Hunter
President and Chief Executive Officer
Molson Coors Brewing Company
1801 California Street
Denver, Colorado

> **Re: Molson Coors Brewing Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 11, 2015**
> **File No. 001-14829**

Dear Mr. Hunter:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Jason Day, Esq.
        Perkins Coie LLP